Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Enerplus Resources Fund - Notice of Record and Meeting Date for Annual
     General & Special Meeting of Unitholders

     Enerplus Resources Fund
     TSX: ERF.UN
     NYSE: ERF

     CALGARY, Feb. 22 /CNW/ - Enerplus Resources Fund (the "Fund") hereby gives notice that March 20, 2008 has been fixed as the Record Date for determination of those Unitholders and holders of Class B units of Focus
Limited Partnership entitled to receive notice and to vote at the Annual
General and Special Meeting of the Fund to be held in the Lecture Theatre of the Metropolitan Centre, 333 - 4th Avenue SW, in Calgary, Alberta, commencing at 10:30 am on Friday, May 9, 2008.

     David A. McCoy
     Vice President, General Counsel & Corporate Secretary
     Enerplus Resources Fund

     %CIK: 0001126874

     /For further information: Enerplus Resources Fund, The Dome Tower, 3000,
333-7th Avenue SW, Calgary, Alberta, T2P 2Z1, Tel (403) 298-2200, Fax (403)
298-2211, www.enerplus.com/
     (ERF.UN. ERF)

CO:  Enerplus Resources Fund

CNW 06:00e 22-FEB-08